[GEORGIA GULF LETTERHEAD]

March 25, 2011

Mr. Jeffrey Gordon

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Georgia Gulf Corporation
Item 4.01 Form 8-K filed March 21, 2011
File No. 1-9753

Dear Mr. Gordon:

Set forth below are the responses of Georgia Gulf Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received on March 23, 2011 (the “Comment Letter”), concerning the above referenced filing.

For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

1.                                     Please amend the Form 8-K to state whether the former accountant’s reports, instead of report, on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.  In this regard, it appears that the former accountant’s report relating to the effectiveness of your internal control over financial reporting included in the December 31, 2009 Form 10-K/A also expressed an adverse opinion.  Please revise accordingly.  See Item 304(a)(1)(ii) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and will revise Item 4.01(a) of its Amendment No. 1 to Current Report on Form 8-K, to be filed on March 25, 2011  (the “Amended Form 8-K”), to include the additional disclosure requested by the Staff’s comment.

2.                                     To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: The Company acknowledges the Staff’s comment and will include an updated Exhibit 16 letter from the former accountant as an exhibit to the Amended Form 8-K.

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The Company acknowledges that:

•                                         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (770) 395-4523, or by e-mail at beermanj@ggc.com.

Very truly yours,

/s/ Joel I. Beerman

Joel I. Beerman
Vice President, General Counsel and Secretary

cc:	Gregory C. Thompson, Georgia Gulf Corporation
Mark L. Hanson, Jones Day